SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE l3D
                    Under the Securities Exchange Act of 1934
                                (Amendment No. 6)

                                   OCTEL CORP.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    675727101
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                     with a copy to:
                                                     Joyce Hanak Rogina, Esq.
Jeffrey S. Halis                                     Lowenstein Sandler PC
10 East 50th Street                                  65 Livingston Avenue
New York, New York  10022                            Roseland, New Jersey  07068
(212) 588-9697                                       (973) 597-2422
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                November 1, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 675727101
________________________________________________________________________________
  1)   Names of Reporting Persons/I.R.S. Identification Nos. of Above
       Persons (entities only):
                                Jeffrey S. Halis
________________________________________________________________________________
  2)   Check the Appropriate Box if a Member of a Group (See Instructions):
         (a)     Not
         (b)     Applicable
________________________________________________________________________________
  3)   SEC Use Only
________________________________________________________________________________
  4)   Source of Funds (See Instructions):  WC
________________________________________________________________________________
  5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                               Not Applicable
________________________________________________________________________________
  6)   Citizenship or Place of Organization:           United States
________________________________________________________________________________
    Number of                               7) Sole Voting Power:       972,352*
                                            ------------------------------------
    Shares Beneficially                     8) Shared Voting Power:           0
    Owned by                                ------------------------------------
    Each Reporting                          9) Sole Dispositive Power:  972,352*
    Person With                             ------------------------------------
                                           10) Shared Dispositive Power:      0
                                           -------------------------------------
________________________________________________________________________________
  11)  Aggregate Amount Beneficially Owned by Each Reporting Person:

                 972,352*
________________________________________________________________________________
  12)  Check if the Aggregate Amount in Row (11) Excludes Certain Shares
                  (See Instructions):

                     Not Applicable
________________________________________________________________________________
  13)  Percent of Class Represented by Amount in Row (11):      7.0%*
________________________________________________________________________________
  14)  Type of Reporting Person (See Instructions):       IA
________________________________________________________________________________

* 455,000 shares (3.3%) of Octel Corp. common stock, par value $0.01 per share (the "Common Stock"), are owned by Tyndall Partners, L.P., a Delaware limited partnership ("Tyndall"). 400,000 shares (2.9%) of the Common Stock are owned by Tyndall Institutional Partners, L.P., a Delaware limited partnership ("Tyndall Institutional"). 43,260 shares (0.3%) of the Common Stock are owned by Madison Avenue Partners, L.P., a Delaware limited partnership ("Madison"). 74,092 shares (0.5%) of the Common Stock are owned by Halo International, Ltd., a company organized under the laws of the Cayman Islands ("Halo International"). Pursuant to the Agreement of Limited Partnership of each of Tyndall, Tyndall Institutional and Madison, and the Investment Management Agreement of Halo International, Jeffrey S. Halis possesses sole power to vote and direct the disposition of all the shares of Common Stock owned by each of Tyndall, Tyndall Institutional, Madison, and Halo International, respectively. Jeffrey S. Halis' interest in the Common Stock as set forth herein is limited to the extent of his pecuniary interest, if any, in Tyndall, Tyndall Institutional, Madison and Halo International, respectively. See Item 5 below for further information.

Item 1.   Security and Issuer.

          This statement relates to the common stock, par value $0.01 per share (the "Common Stock"), of Octel Corp., whose principal executive offices are located at Global House, Bailey Lane, Manchester, United Kingdom M90 4AA.

Item 5.   Interest in Securities of the Issuer.

          Based upon the Quarterly Report on Form 10-Q of Octel Corp. for the quarter ended June 30, 1999, as of July 31, 1999 there was outstanding 13,863,266 shares of Common Stock. As of November 1, 1999, Tyndall Partners, L.P. ("Tyndall") owned 455,000 shares (3.3%) of the Common Stock; Tyndall
Institutional Partners, L.P. ("Tyndall Institutional") owned 400,000 shares (2.9%) of the Common Stock; Madison Avenue Partners, L.P. ("Madison") owned 43,260 shares (0.3%) of the Common Stock; and Halo International, Ltd. ("Halo International") owned 74,092 shares (0.5%) of the Common Stock. Jeffrey S. Halis possesses sole power to vote and direct the disposition of all shares of Common Stock owned by each of Tyndall, Tyndall Institutional, Madison and Halo
International. Therefore, for the purposes of Regulation Section 240.13d-3, Jeffrey S. Halis is deemed to be the beneficial owner of 972,352 shares (7.0%) of the Common Stock.

          The following table details the transactions during the past sixty days, each of which was effected in an ordinary brokerage transaction, in the Common Stock by Mr. Halis or any other person or entity controlled by him or any person or entity for which he possesses voting or investment control over the securities thereof:


                            A. Tyndall Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

      Date                           Quantity                         Price

September 10, 1999                     5,000                         $11.46
September 29, 1999                     7,500                         $11.31
November 1, 1999                      35,823                         $12.19

                     B. Tyndall Institutional Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

    Date                             Quantity                          Price

November 1, 1999                      31,269                          $12.19

                        C. Madison Avenue Partners, L.P.

                                   (Purchases)

                                      NONE

                                     (Sales)

                                      NONE


                           D. Halo International, Ltd.

                                   (Purchases)

                                      NONE

                                     (Sales)

    Date                            Quantity                           Price

September 15, 1999                    5,000                           $11.46
September 23, 1999                    5,000                           $11.40
September 29, 1999                    2,500                           $11.31
October 19, 1999                      5,000                           $11.81
October 21, 1999                     11,700                           $12.17
October 26, 1999                      5,000                           $12.69
November 1, 1999                     59,108                           $12.19

                                    Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

                                             November 8, 1999


                                           /s/  Jeffrey   S.  Halis
                                           _____________________________________
                                           Jeffrey S.  Halis,   in  his capacity
                                           as  a member of  Jeffrey  Management,
                                           L.L.C.,  a  general  partner  of Halo
                                           Capital  Partners, L.P.,  the general
                                           partner of each of  Tyndall Partners,
                                           L.P., Tyndall Institutional Partners,
                                           L.P., and  Madison  Avenue  Partners,
                                           L.P.,  and   as  a   member  of  Jemi
                                           Management, L.L.C.,  the   investment
                                           manager for Halo International, Ltd.


Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).